SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 19 November 2009
Commission file number: 001-14958
NATIONAL GRID plc

(Registrant’s Name)
1-3 Strand
London
WC2N 5EH

(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934. Yes  ☐                No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 19 November 2009

ANNEX 1 SUMMARY
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcement sent to the London Stock Exchange on 19 November 2009
National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom

Announcement:
‘National Grid plc —
Half year report for the six months ended 30 September 2009 (unaudited)’

19 November 2009
National Grid plc
Half year report for the six months ended 30 September 2009 (unaudited)
HIGHLIGHTS
•	Very strong first half performance
•	Pre-tax profit[1] up 16%, earnings per share[1] up 31%

•	Higher operating cash flow[2] of £1,607m
•	8% increase in the interim dividend

•	Delivering on our priorities
•	Regulatory progress in the US, filings on track

•	Capital investment of £1.5bn, in line with plans for full year
•	Funding for the year complete, stable credit ratings, net debt down £693m

•	Outlook for 2009/10 strong, in line with our expectations
FINANCIAL RESULTS FOR CONTINUING OPERATIONS

	Six months ended 30 September
(£m, at actual exchange rate)	2009	2008	% change

Business performance[1]
Operating profit	1,149	1,079	6
Pre-tax profit	649	558	16
Earnings	554	431	29
Earnings per share	22.5p	17.2p3	31

Statutory results
Operating profit	1,404	943	49
Pre-tax profit	944	564	67
Earnings	696	406	71
Earnings per share	28.3p	16.2p3	75

Dividend per share	13.65p	12.64p	8

Steve Holliday, Chief Executive, said:
“We have made good operational and financial progress against our priorities for this year and have delivered a very strong financial performance in the first half. Our pre-tax profits were up 16%, supported by lower financing costs, delivering higher operating cash flows. We have now filed or implemented new rate plans for over 60% of our US rate base and are on track to deliver this year’s investment programme of £3.4bn, financed through internal cash flows and borrowings.
As we look to the future our focused strategy is being confirmed by the changing energy landscape, which creates a number of organic growth opportunities for National Grid. With the right regulatory frameworks this will create significant value for our shareholders.”

[1] Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items, remeasurements and stranded cost recoveries. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Stranded cost recoveries are costs associated with historical generation investment and related contractual commitments that were not recovered through the sale of those investments – these recoveries end in 2011. Further details are provided in Note 3 on page 20. A reconciliation of business performance to statutory results is provided in the consolidated income statement on page 11.

[2] Operating cash flow from continuing operations before exceptional items, remeasurements, stranded cost recoveries and taxation.

[3] Adjusted to reflect scrip dividend, refer to note 6 on page 22.

National Grid
2009/10 Half Year Report

CHIEF EXECUTIVE’S REVIEW
National Grid has made a very good start to what is expected to be a strong financial year. This is despite the prevailing economic conditions, which have marginally affected our distribution businesses particularly in the US. We have made good progress on our stated priorities for 2009/10:- delivering our disciplined investment programme, progressing with our US regulatory filings and driving efficiency through the phased introduction of our operating model. Looking forward, the energy landscape is changing, creating a number of organic growth opportunities for National Grid.
Priorities for 2009/10
Our investment pipeline remains strong. In the UK electricity and gas markets, investment is being driven by changes in sources of gas supply and electricity generation (c.40%), and the need for asset replacement (c.60%). In the US electricity and gas markets, investment is being driven by customer additions (c.20%), the need for asset replacement (c.50%), system reinforcement (c.20%) and the emerging need for renewable generation (c.10%).
To date this year we have invested £1.5bn and are on target to invest around £3.4bn for the full year, growing our asset base. This is supported by current rate plans and long term contracts and is being financed from internal cash flow and borrowings.
Our financial position remains robust. Net operating cash flows are £747m higher than the previous period reflecting a favourable working capital movement. We have completed our funding requirement of £2.5bn for 2009/10 and have already pre-funded £1.3bn of our funding requirement for 2010/11. This year National Grid has issued long term bonds totalling over $2bn, from its Upstate New York regulated entity, Niagara Mohawk, and Massachusetts Electric at competitive rates. This is part of our programme to reallocate debt to our US operating companies.
Our net finance costs for this period have decreased by £20m to £504m. This reflects our variable rate debt benefiting from lower interest rates, along with UK deflation positively affecting our index linked debt. We have taken full advantage of these lower rates, fixing the majority of our variable rate debt portfolio for both the current year and 2010/11.
We are committed to financing our business in a manner consistent with maintaining an efficient balance sheet and optimising our cost of capital. We expect all credit metrics to improve this year, primarily due to the reduction in our interest charge. Moody’s Investor Services, Fitch Ratings and Standard & Poor’s have all reaffirmed our credit ratings with stable outlook.
We continue to make progress on our rate case filings in the US. This financial year we have made filings in Massachusetts Electric Company and Narragansett Electric. In addition we plan to file the Niagara Mohawk electric rate case in early 2010 and intend to file a rate case for our Colonial Gas business in the first quarter of 2010/11. At the same time we plan to make a consolidated filing, combining our Boston and Essex gas businesses into a single rate plan, greatly simplifying and improving the transparency of our Massachusetts gas regulatory arrangements.
We continue to drive efficiency through the phased introduction of our operating model. We expect that our 2009/10 regulated controllable costs (excluding bad debts) as a proportion of our asset base will reduce significantly from the 8.1% reported for 2008/09. We continue to drive procurement costs down through a combination of leveraging National Grid’s scale, unit price reductions and a decrease in the number of suppliers. We remain on track with delivery of our KeySpan synergy savings, at 30 September 2009 we had achieved a run rate of $140m.

National Grid
2009/10 Half Year Report

Potential growth opportunities
When we set out our strategy in November 2006, we noted the significant requirement for investment in our chosen markets, the UK and US, driven largely by the need for asset replacement, renewable energy policy and customer connections. Since that time, there have been clear developments in both UK and US energy policy and the regulatory and commercial regimes are now beginning to take shape. In the main they are being driven by specific national and state targets for renewable energy supply and reductions in carbon emissions.
This changing energy landscape will create a number of opportunities for National Grid and other energy companies. These will include the need for investment in renewable generation, new transmission systems to connect new nuclear stations and onshore and offshore wind generation, smart grids, carbon capture and storage projects, interconnectors and strategic gas storage. Whilst it is unclear today which of these projects will be appropriate for National Grid or their precise timing, we expect that greater clarity will emerge as UK and US energy policies continue to crystallise and appropriate regulatory frameworks are put in place. We are clear that we will adopt a rigorous approach to the assessment of these opportunities as they emerge and will be selective about which we pursue. We will only undertake investments that produce an attractive and predictable return for shareholders.
DIVIDEND
Reflecting the positive outlook for the year, the Board has approved an 8% increase in the interim dividend to 13.65p per ordinary share ($1.1480 per American Depositary Share) in line with its long term policy. The interim dividend is to be paid on 20 January 2010 to shareholders on the register as at 4 December 2009. A scrip dividend alternative will be offered.
OUTLOOK
Current performance remains in line with our expectations.
We continue to expect a strong performance from our Transmission and Electricity Distribution and Generation businesses. Our Gas Distribution business will benefit from increases in net revenues under our UK and US rate plans, but will be impacted by negative timing differences, resulting in lower operating profit in this business.
Net interest charges will benefit from low inflation and the majority of our variable rate debt having been fixed at low interest rates. Our full year effective tax rate is expected to be in line with last year.
Overall we are well positioned to deliver another year of strong performance.

National Grid
2009/10 Half Year Report

BASIS OF PRESENTATION
Unless otherwise stated, all financial commentaries are given on a business performance basis at actual exchange rates. Business performance represents the results for continuing operations before exceptional items, mark-to-market remeasurements of commodity contracts and financial instruments that are held for economic hedging purposes but did not achieve hedge accounting, and US stranded cost recoveries. Commentary provided in respect of results after exceptional items, mark-to-market remeasurements and US stranded cost recoveries is described as ‘statutory’.
REVIEW OF RESULTS AND FINANCIAL POSITION
Operating profit was £1,149m, up 6% on the prior period (up 2% on a constant currency basis4). This was primarily driven by good results in our Transmission and Electricity Distribution and Generation businesses partially offset by timing related items in our US Gas Distribution business. Operating profit performance in the first half of the year reflected the expected seasonality in our US businesses.
Net finance costs were £504m, 4% lower than the prior period, reflecting lower interest rates and RPI deflation benefiting the accretion on index linked bonds. We expect this trend to continue through to the full year but lessen as RPI inflation returns. Profit before tax was up 16% to £649m. The tax charge on profit was £93m, £32m lower than the prior period, with the first half tax charge under IAS34 reflecting discrete items of £67m and the geographical and seasonal split of our earnings. For the full year we expect our effective tax rate to be in line with last year. Earnings were up £123m on the prior period at £554m. Earnings per share increased 31% from 17.2p in the first half last year to 22.5p.
Exceptional items and remeasurements for continuing operations increased statutory earnings by £142m after tax. After these items and minority interests, statutory earnings for continuing operations attributable to shareholders were £696m – statutory basic earnings per share from continuing operations were 28.3p compared with 16.2p for the prior period.
Operating cash flows from continuing operations, before exceptional items, remeasurements, stranded cost recoveries and taxation, were £1,607m, £747m higher than the prior period.
Organic investment in our continuing businesses was £1.5bn, in line with our plans for the year.
Our net debt fell to £21.98bn at 30 September 2009 compared with £22.67bn at 31 March 2009, reflecting the impact of the weakening of the US dollar - pound exchange rate on our dollar denominated debt.
Further information about our principal risks and uncertainties for the next six months of the financial year is provided in Note 13 on page 25.

[4] ‘Constant currency basis’ refers to the reporting of the actual results against the prior period results which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the six months ended 30 September 2009, which was $1.55 to £1.00. The average rate for the six months ended 30 September 2008 was $1.92 to £1.00.

National Grid
2009/10 Half Year Report

REVIEW OF TRANSMISSION OPERATIONS

Summary results	Six months ended 30 September
(£m)	2009	2008	% change

Revenue and other operating income	1,826	1,975	(8)
Operating costs	(978)	(1,188)	(18)
Depreciation and amortisation	(211)	(196)	8
Operating profit – actual exchange rate	637	591	8
Operating profit – constant currency	637	611	4

Operating profit by geographical segment	Six months ended 30 September
(£m, at constant currency)	2009	2008	% change

UK	549	508	8
US	88	103	(15)
Operating profit	637	611	4

Capital investment	Six months ended 30 September
(£m, at actual exchange rate)	2009	2008	% change

UK	561	684	(18)
US	99	72	38
Capital investment	660	756	(13)

Transmission operating profit was up 8% at £637m. Our allowed UK transmission regulated revenue increased by 6.7% for electricity and 3.8% for gas at 1 April 2009 in line with our RPI + X price control allowances. This resulted in operating profit from our UK regulated revenue being £60m higher than the prior period. This was partially offset by operating profit lower in the US by £15m largely due to timing differences. Operating profit from our French Interconnector, which had a particularly strong performance last year, was lower by £22m. Other items increased operating profit by £3m. The period on period movement in exchange rates had a £20m positive benefit on Transmission operating profit.
Capital investment in Transmission was £660m. Large schemes in the UK include load related investment in the Thames estuary and transmission investment in renewable generation (which earns an enhanced return). Investment in our US transmission networks includes reliability spend in New York and investment on the New England East-West Solution (NEEWS) project, where we earn an enhanced Federal Energy Regulatory Commission (FERC) return on equity of 12.89%.

National Grid
2009/10 Half Year Report

REVIEW OF GAS DISTRIBUTION OPERATIONS

Summary results	Six months ended 30 September
(£m)	2009	2008	% change

Revenue and other operating income	1,767	1,863	(5)
Operating costs	(1,331)	(1,432)	(7)
Depreciation and amortisation	(183)	(157)	17
Operating profit – actual exchange rate	253	274	(8)
Operating profit – constant currency	253	276	(8)

Operating profit by geographical segment	Six months ended 30 September
(£m, at constant currency)	2009	2008	% change

UK	385	264	46
US	(132)	12	-
Operating profit	253	276	(8)

Capital investment	Six months ended 30 September
(£m, at actual exchange rate)	2009	2008	% change

UK capex	104	72	44
UK repex	233	207	13
US	204	170	20
Capital investment	541	449	20

Gas Distribution operating profit decreased by £21m during the period to £253m. In the UK, net regulated revenues were up £23m, reflecting increases under the price control allowance. In addition the re-phasing of UK billing between the first and second half of the year increased operating profit by £104m. In the US, where the vast majority of annual revenue is collected in the second half of the year, net revenues were up £16m on the prior period. This good performance comes on the back of last year’s significant over recovery, which together with negative timing impacts in this half year, has led to a £142m period on period decrease in operating profit. Most of this year’s under recovery is expected to reverse in the second half. In addition, as anticipated, the US recession is reducing our customers’ ability to pay their bills with operating profit down by £16m as a result of an increase in bad debts. Other items reduced UK and US net operating profit by £8m. The period on period movement in exchange rates had a £2m positive benefit on operating profit.
During the period, together with our Gas Distribution alliance partnerships in the UK, we have replaced around 1,026km of gas mains, resulting in total replacement expenditure (repex) of £233m. In our US operations customer connections have slowed as a result of the US recession. This period we have added around 19,000 new customers. Overall, our investment in network infrastructure projects in the UK and US resulted in total capital expenditure (including repex) of £541m this period, 20% up on the prior period.
We continue to make good regulatory progress in the US. On 14 May 2009 our Niagara Mohawk gas rate case, recommended by the New York Public Service Commission (NYPSC) staff, was approved in full with a base allowed return of 10.2% and provided for a $39m increase in revenues. The revenue increase came into effect on 20 May. On 29 May 2009 the New Hampshire gas rate case (covering around 1% of our US rate base) was approved. We were disappointed with the allowed return on equity of 9.54%, which is out of line with other regulatory decisions and we subsequently asked the New Hampshire Public Utilities Commission to reconsider the decision. Last week, the Commission denied our motion for reconsideration and we are now considering our next steps.
Next year we plan to make a rate case filing for Colonial Gas and a consolidated filing, combining our Boston and Essex businesses into a single rate plan. Our continued programme of refiling rate cases will benefit both customers and shareholders by supporting much needed investment and recovery of costs.

National Grid
2009/10 Half Year Report

REVIEW OF ELECTRICITY DISTRIBUTION AND GENERATION OPERATIONS

Summary results	Six months ended 30 September
(£m)	2009	2008	% change

Revenue and other operating income*	1,947	1,854	5
Operating costs	(1,673)	(1,639)	2
Depreciation and amortisation	(105)	(86)	22
Operating profit – actual exchange rate	169	129	31
Operating profit – constant currency	169	160	6

Operating profit by principal activities	Six months ended 30 September
(£m, at constant currency)	2009	2008	% change

Electricity distribution	109	135	(19)
Long Island transmission and distribution services	25	9	178
Long Island generation	35	16	119
Operating profit	169	160	6

Capital investment	Six months ended 30 September
(£m, at actual exchange rate)	2009	2008	% change

Electricity distribution	148	130	14
Long Island generation	18	13	38
Capital investment	166	143	16

* Excludes revenue from stranded cost recoveries.
During the period, operating profit from Electricity Distribution and Generation increased by 31% to £169m. This period saw an increase in our net revenues of £29m, primarily reflecting the increase in generation contract revenues. Timing related items, mainly relating to an under recovery of income, temporarily reduced operating profit by £64m. Other items, including a reduction in service penalty costs and the absence of non-cash one off items incurred last year, increased operating profit by £44m. 2008 saw us delivering a significant improvement in our upstate New York system reliability performance, consistently beating our historic average and avoiding service penalties. The period on period movement in exchange rates benefited operating profit by £31m.
We have made solid regulatory progress during the period. As planned in Massachusetts and Rhode Island we filed electric rate cases on 15 May 2009 and 1 June 2009 respectively. These filings will benefit both customers and shareholders by supporting much needed investment and recovery of costs. We expect a conclusion to be reached around the end of the year in Massachusetts and early next year in Rhode Island.

National Grid
2009/10 Half Year Report

REVIEW OF NON-REGULATED AND OTHER ACTIVITIES

Summary results	Six months ended 30 September
(£m)	2009	2008	% change

Revenue and other operating income	382	356	7
Operating costs	(206)	(194)	6
Depreciation and amortisation	(86)	(77)	12
Operating profit	90	85	6

Operating profit by principal activities	Six months ended 30 September
(£m, at actual exchange rate)	2009	2008	% change

Metering	86	76	13
Grain LNG	20	4	400
Property	10	24	(58)
Sub-total operating profit	116	104	12
Corporate and other activities	(26)	(19)	37
Operating profit	90	85	6

Capital investment*	Six months ended 30 September
(£m, at actual exchange rate)	2009	2008	% change

Metering	64	76	(16)
Grain LNG	60	122	(51)
Property	2	3	(33)
Other	13	43	(70)
Capital investment	139	244	(43)

* Excludes investment in joint ventures.
Operating profit from our non-regulated and other activities increased by 6% to £90m. This was primarily driven by an increase in profit in our Metering and Grain LNG businesses, partially offset by a reduction in operating profit in our Property business. As reported in February, given current market conditions we have taken action to defer property sales in order to preserve value. This has reduced operating profit by £14m compared to the previous period.
Metering operating profit was up £10m at £86m, mainly driven by increased revenue, and lower costs and depreciation charges. During the period, capital investment in this business was £64m, with around 360,000 new meters installed. On 29 April 2009 the Competition Appeal Tribunal in part overturned Ofgem’s decision to fine us for a breach of the UK Competition Act 1998 and reduced the fine to £30m but also upheld the original decision in part. The Court of Appeal has granted us leave to appeal the Tribunal’s decision both on points of law and as to the amount of the penalty.
Our Grain LNG business delivered an operating profit of £20m, five times that of the previous period, as a result of Phase II becoming operational in December 2008. During the period capital investment in this business decreased by 51% to £60m, mainly reflecting the completion of the Phase II capacity extension in October 2008. Phase III is currently under construction and is planned to complete in late 2010. This will add a further LNG tank and a second unloading jetty, increasing the total annual capacity of the terminal to around 15 million tonnes, representing around 20% of total UK gas demand. These investments are underpinned by long-term, take-or-pay contracts, which deliver an index-linked revenue stream for 20 years.

National Grid
2009/10 Half Year Report

PROVISIONAL FINANCIAL TIMETABLE

2 December 2009	Ordinary shares go ex-dividend

4 December 2009	Record date for 2009/10 interim dividend

9 December 2009	Scrip reference price announced

18 December 2009	Scrip election date for 2009/10 interim dividend

20 January 2010	2009/10 interim dividend paid to qualifying ordinary shareholders

February 2010	Interim Management Statement

20 May 2010	2009/10 preliminary results

2 June 2010	Ordinary shares go ex-dividend

4 June 2010	Record date for 2009/10 final dividend

9 June 2010	Scrip reference price announced

Mid-June 2010	Annual Report published

21 July 2010	Scrip election date for 2009/10 final dividend

26 July 2010	Interim Management Statement and Annual General Meeting, ICC, Birmingham

18 August 2010	2009/10 final dividend paid to qualifying ordinary shareholders

National Grid
2009/10 Half Year Report

CONTACTS
National Grid:
Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
George Laskaris	+1 718 403 2526	+1 917 375 0989(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
Victoria Davies	+44 (0)20 7004 3171	+44 (0)7771 973447(m)
Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)
Chris Mostyn	+1 781 907 1726	+1 347 702 3740(m)
Gemma Stokes	+44 (0)1926 65 3555	+44 (0)7974 198333(m)
Brunswick: Tom Burns	+44 (0)20 7404 5959	+44 (0)7974 982308(m)
An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 9:15am (UK time) today.
Live telephone coverage of the analyst presentation - password ‘National Grid’

UK dial in number	+44 (0) 203 023 4488	US dial in number	+1 866 966 5335
Telephone replay of the analyst presentation (available until 19 December 2009)

Dial in number	+44 (0) 208 196 1998	Account number	5254788#
A live web cast of the presentation will also be available at www.nationalgrid.com.
A short video of Steve Holliday talking about these results is available on www.cantos.com.
You can view or download copies of our latest Annual Report or the Annual Review from our website at www.nationalgrid.com/corporate/Investor+Relations/ or request a free printed copy by contacting investor.relations@ngrid.com.
CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards, technological developments and the ability to access capital markets and other sources of credit in a timely manner on acceptable terms, especially considering the recent deterioration of market conditions in the global economy and financial markets. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced or recently completed acquisitions with National Grid’s existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of National Grid’s non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid’s pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines owned or operated by National Grid. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the “Risk Factors” and “Operating and Financial Review” sections in its most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The contents of any website referenced herein do not form part of this document.

National Grid
2009/10 Half Year Financial Information

CONSOLIDATED INCOME STATEMENT for the six months ended 30 September		2009	2008	Year ended 31 March 2009
	Notes	£m	£m	£m

Revenue	2a	6,044	6,072	15,624
Other operating income		13	29	63
Operating costs		(4,653)	(5,158)	(13,064)

Operating profit
- Before exceptional items, remeasurements and stranded cost recoveries	2b	1,149	1,079	2,915
- Exceptional items, remeasurements and stranded cost recoveries	3	255	(136)	(292)
Total operating profit	2c	1,404	943	2,623

Interest income and similar income	4	509	640	1,315
Interest expense and other finance costs
- Before exceptional items and remeasurements		(1,013)	(1,164)	(2,465)
- Exceptional items and remeasurements	3	40	142	(84)
	4	(973)	(1,022)	(2,549)

Share of post-tax results of joint ventures and associates		4	3	5

Profit before taxation
- Before exceptional items, remeasurements and stranded cost recoveries		649	558	1,770
- Exceptional items, remeasurements and stranded cost recoveries	3	295	6	(376)
Total profit before taxation		944	564	1,394
Taxation
- Before exceptional items, remeasurements and stranded cost recoveries	5	(93)	(125)	(517)
- Exceptional items, remeasurements and stranded cost recoveries	3	(153)	(31)	45
Total taxation		(246)	(156)	(472)

Profit from continuing operations after taxation
- Before exceptional items, remeasurements and stranded cost recoveries		556	433	1,253
- Exceptional items, remeasurements and stranded cost recoveries	3	142	(25)	(331)
Profit for the period from continuing operations		698	408	922

Profit for the period from discontinued operations
- Before exceptional items and remeasurements		-	6	9
- Exceptional items and remeasurements		-	11	16
		-	17	25

Profit for the period		698	425	947

Attributable to:
- Equity shareholders of the parent		696	423	944
- Minority interests		2	2	3

		698	425	947

Earnings per share from continuing operations*
- Basic	6a	28.3p	16.2p	37.1p
- Diluted	6b	28.1p	16.1p	36.8p

Earnings per share*
- Basic	6a	28.3p	16.8p	38.1p
- Diluted	6b	28.1p	16.7p	37.8p

Dividends per ordinary share: paid during the period	7	23.00p	21.30p	33.94p
Dividends per ordinary share: for the period		13.65p	12.64p	35.64p

* In accordance with IAS 33, comparative period amounts have been restated as a result of the shares issued via the scrip dividend

National Grid
2009/10 Half Year Financial Information

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the six months ended 30 September	2009	2008	Year ended 31 March 2009
	£m	£m	£m

Profit for the period	698	425	947

Other comprehensive income:
Exchange adjustments	(79)	141	464
Actuarial net loss	(1,424)	(113)	(2,018)
Deferred tax on actuarial net losses	455	29	678
Net losses taken to equity in respect of cash flow hedges	(3)	(12)	(1)
Transferred to profit or loss on cash flow hedges	(5)	3	(53)
Deferred tax on cash flow hedges	1	3	19
Net gains/(losses) taken to equity on available-for-sale investments	33	(7)	9
Transferred to profit or loss on sale of available-for-sale investments	-	(2)	(18)
Deferred tax on available-for-sale investments	(5)	1	7

Other comprehensive (loss)/income for the period	(1,027)	43	(913)

Total comprehensive (loss)/income for the period	(329)	468	34

Total comprehensive (loss)/income attributable to:
- Equity shareholders of the parent	(330)	466	26
- Minority interests	1	2	8

	(329)	468	34

National Grid
2009/10 Half Year Financial Information

CONSOLIDATED BALANCE SHEET at 30 September		2009	2008	At 31 March 2009
	Notes	£m	£m	£m

Non-current assets
Goodwill		4,843	4,357	5,391
Other intangible assets		355	314	370
Property, plant and equipment		29,197	26,321	29,545
Deferred tax assets		219	-	137
Pension asset		-	1,055	269
Other non-current assets		139	128	106
Financial and other investments		425	304	361
Derivative financial assets	9	1,867	633	1,533

Total non-current assets		37,045	33,112	37,712

Current assets
Inventories and current intangible assets		647	860	556
Trade and other receivables		1,702	2,085	2,672
Financial and other investments	9	1,669	1,265	2,197
Derivative financial assets	9	432	291	593
Cash and cash equivalents	9	359	148	737

Total current assets		4,809	4,649	6,755

Total assets	2d	41,854	37,761	44,467

Current liabilities
Borrowings	9	(2,626)	(2,412)	(3,253)
Derivative financial liabilities	9	(183)	(317)	(307)
Trade and other payables		(2,302)	(2,391)	(2,835)
Current tax liabilities		(274)	(642)	(383)
Provisions		(263)	(291)	(248)

Total current liabilities		(5,648)	(6,053)	(7,026)

Non-current liabilities
Borrowings	9	(22,883)	(19,092)	(23,540)
Derivative financial liabilities	9	(615)	(272)	(633)
Other non-current liabilities		(1,936)	(1,948)	(2,092)
Deferred tax liabilities		(2,514)	(2,883)	(2,661)
Pensions and other post-retirement benefit obligations		(3,652)	(1,664)	(3,080)
Provisions		(1,349)	(1,124)	(1,451)

Total non-current liabilities		(32,949)	(26,983)	(33,457)

Total liabilities		(38,597)	(33,036)	(40,483)

Net assets		3,257	4,725	3,984

Equity
Called up share capital		297	294	294
Share premium account		1,368	1,371	1,371
Retained earnings		6,467	8,171	7,135
Other equity reserves		(4,887)	(5,124)	(4,830)

Shareholders’ equity		3,245	4,712	3,970
Minority interests		12	13	14

Total equity		3,257	4,725	3,984

National Grid
2009/10 Half Year Financial Information

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	Called-up share capital	Share premium account	Retained earnings	Other equity reserves	Total share- holders’ equity	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m

Changes in equity for the period:

At 1 April 2009	294	1,371	7,135	(4,830)	3,970	14	3,984
Total comprehensive (loss)/income for the period	-	-	(273)	(57)	(330)	1	(329)
Equity dividends	-	-	(557)	-	(557)	-	(557)
Scrip dividend related share issue	3	(3)	137	-	137	-	137
Other movements in minority interests	-	-	-	-	-	(3)	(3)
Share-based payment	-	-	10	-	10	-	10
Issue of treasury shares	-	-	13	-	13	-	13
Tax on share-based payment	-	-	2	-	2	-	2

At 30 September 2009	297	1,368	6,467	(4,887)	3,245	12	3,257

					Total
	Called-up	Share		Other	share-
	share	premium	Retained	equity	holders’	Minority	Total
	capital	account	earnings	reserves	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m

Changes in equity for the period:

At 1 April 2008	294	1,371	8,943	(5,252)	5,356	18	5,374
Total comprehensive income for the period	-	-	338	128	466	2	468
Equity dividends	-	-	(531)	-	(531)	-	(531)
Repurchase of share capital and purchase of treasury shares	-	-	(599)	-	(599)	-	(599)
Other movements in minority interests	-	-	-	-	-	(7)	(7)
Share-based payment	-	-	10	-	10	-	10
Issue of treasury shares	-	-	8	-	8	-	8
Tax on share-based payment	-	-	2	-	2	-	2

At 30 September 2008	294	1,371	8,171	(5,124)	4,712	13	4,725

					Total
	Called-up	Share		Other	share-
	share	premium	Retained	equity	holders’	Minority	Total
	capital	account	earnings	reserves	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m

Changes in equity for the year:

At 1 April 2008	294	1,371	8,943	(5,252)	5,356	18	5,374
Total comprehensive (loss)/income for the year	-	-	(396)	422	26	8	34
Equity dividends	-	-	(838)	-	(838)	-	(838)
Repurchase of share capital and purchase of treasury shares	-	-	(603)	-	(603)	-	(603)
Other movements in minority interests	-	-	-	-	-	(12)	(12)
Share-based payment	-	-	22	-	22	-	22
Issue of treasury shares	-	-	8	-	8	-	8
Tax on share-based payment	-	-	(1)	-	(1)	-	(1)

At 31 March 2009	294	1,371	7,135	(4,830)	3,970	14	3,984

National Grid
2009/10 Half Year Financial Information

CONSOLIDATED CASH FLOW STATEMENT for the six months ended 30 September	2009	2008	Year ended 31 March 2009
	£m	£m	£m

Cash flows from operating activities
Total operating profit	1,404	943	2,623
Adjustments for:
Exceptional items, remeasurements and stranded cost recoveries	(255)	136	292
Depreciation and amortisation	585	511	1,122
Share-based payment charge	10	10	22
Changes in working capital	329	(161)	54
Changes in provisions	(57)	(32)	(99)
Changes in pensions and other post-retirement benefit obligations	(409)	(547)	(678)
Cash flows relating to exceptional items	(72)	(39)	(131)
Cash flows relating to stranded cost recoveries	194	113	359

Cash flows generated from continuing operations	1,729	934	3,564
Cash flows relating to discontinued operations (excluding tax)	-	1	(8)

Cash generated from operations	1,729	935	3,556
Tax paid	(131)	(229)	(143)

Net cash inflow from operating activities	1,598	706	3,413

Cash flows from investing activities
Acquisition of investments	(53)	(29)	(73)
Purchases of intangible assets	(35)	(56)	(78)
Purchases of property, plant and equipment	(1,426)	(1,535)	(3,107)
Disposals of property, plant and equipment	9	18	27
Interest received	12	61	85
Dividends received from joint ventures	17	-	-
Net movements in financial investments	507	814	99

Cash flows used in continuing operations - investing activities	(969)	(727)	(3,047)
Cash flows relating to discontinued operations
- disposal proceeds (net of tax) (i)	-	1,600	1,053
- other investing activities	-	(3)	(4)

Net cash flow (used in)/from investing activities	(969)	870	(1,998)

Cash flows from financing activities
Proceeds from issue of share capital and sale of treasury shares	13	8	8
(Decrease)/increase in borrowings and related derivatives	(112)	17	1,641
Interest paid	(480)	(468)	(1,061)
Dividends paid to shareholders	(420)	(531)	(838)
Repurchase of share capital and purchase of treasury shares	-	(623)	(627)

Net cash flow used in financing activities	(999)	(1,597)	(877)

Net (decrease)/increase in cash and cash equivalents	(370)	(21)	538
Exchange movements	(7)	5	18
Net cash and cash equivalents at start of period	720	164	164

Net cash and cash equivalents at end of period (ii)	343	148	720

i)	31 March 2009 includes payment of tax arising on disposal of the Ravenswood generation station and other businesses of £564m.

ii)	Net of bank overdrafts of £16m (30 September 2008: £nil; 31 March 2009: £17m).

National Grid
2009/10 Half Year Financial Information

NOTES TO THE 2009/10 HALF YEAR FINANCIAL INFORMATION
1. Basis of preparation and new accounting standards, interpretations and amendments
The half year financial information covers the six month period ended 30 September 2009 and has been prepared under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and IFRS as adopted by the European Union, in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ and the Disclosure and Transparency Rules of the Financial Services Authority. The half year financial information is unaudited but has been reviewed by the auditors and their report is attached to this document.
The following standards, interpretations and amendments, issued by the IASB and by the International Financial Reporting Interpretations Committee (IFRIC), are effective for the year ending 31 March 2010. None of these had a material impact on consolidated results or assets and liabilities.
•	IFRS 8 on operating segments

•	IAS 23 revised on borrowing costs

•	IFRIC 13 on customer loyalty programmes

•	IAS 1 revised on the presentation of financial statements

•	Amendment to IFRS 2 on share-based payments

•	Amendments to IAS 32 and IAS 1 on puttable financial instruments and obligations arising on liquidation

•	Amendments to IFRS 1 and IAS 27 on recognition of investments on first-time adoption of IFRS and dividends out of pre-acquisition profits

•	Improvements to IFRS 2008

•	IFRIC 15 on agreements for the construction of real estate

•	IFRIC 16 on hedges of a net investment in a foreign operation

•	Amendment to IAS 39 on the effective date for reclassification of financial assets
The following interpretation and amendments, issued by the IFRIC and the IASB, are effective for the year ending 31 March 2010, but have not yet been endorsed by the European Union:
•	IFRIC 18 on transfers of assets from customers

•	Amendment to IFRS 7 on improving disclosures about financial instruments

•	Amendments to IFRIC 9 and IAS 39 on embedded derivatives
The amendment to IFRS 7 and amendments to IFRIC 9 and IAS 39 have no impact on the consolidated results or assets and liabilities of the Company. The impact of IFRIC 18 is to increase profit for the six months ended 30 September 2009 and reduce liabilities as at 30 September 2009; however, the adoption of this interpretation did not have a material impact on our consolidated results or assets and liabilities and therefore the half year financial information complies with both IFRS as issued by the IASB and IFRS as adopted by the European Union.
The half year financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the statutory accounts for the year ended 31 March 2009, which were prepared in accordance with IFRS as adopted by the European Union and the IASB and have been filed with the Registrar of Companies. The auditors’ report on these statutory accounts was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.
The half year financial information has been prepared in accordance with the accounting policies expected to be applicable for the year ending 31 March 2010 and consistent with those applied in the preparation of our accounts for the year ended 31 March 2009, except for the impact of new standards, interpretations and amendments noted above.
Date of approval
This announcement was approved by the Board of Directors on 18 November 2009.

National Grid
2009/10 Half Year Financial Information

2. Segmental analysis
The segmental analysis is based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between operating segments. The Company assesses the performance of its operations principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries. The following table describes the main activities for each operating segment:

Transmission UK	High-voltage electricity transmission networks, the gas transmission network in the UK, UK liquefied natural gas (LNG) storage activities and the French electricity interconnector.
Transmission US	High-voltage electricity transmission networks in New York and New England.
Gas Distribution UK	Four of the eight regional networks of Great Britain’s gas distribution system.
Gas Distribution US	Gas distribution in New York and New England.
Electricity Distribution and Generation US	Electricity distribution in New York and New England and electricity generation in New York.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: UK-based gas metering activities; UK property management; a UK LNG import terminal; other LNG operations; US unregulated transmission pipelines; US gas fields; and corporate activities, including business development.
Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject.
The Gas Distribution US segment experiences significant seasonal fluctuations owing to weather conditions and peak delivery volumes occurring in the second half of the fiscal year. In the UK the pricing methodology for gas distribution has a higher capacity delivery component and a lower volume component and so is not subject to such significant seasonal fluctuations.
A reconciliation of the operating segments’ measure of profit to total profit before taxation is provided on the face of the income statement. Further details of the reconciling items are provided in note 3.
a)    Revenue

			Year ended
			31 March
Six months ended 30 September	2009	2008	2009
	£m	£m	£m

Operating segments – continuing operations
Transmission UK	1,609	1,799	3,487
Transmission US	208	176	420
Gas Distribution UK	768	647	1,466
Gas Distribution US	999	1,216	4,786
Electricity Distribution and Generation US	2,175	2,011	4,972
Other activities	378	327	719
Sales between operating segments	(93)	(104)	(226)

Revenue	6,044	6,072	15,624

Total excluding stranded cost recoveries	5,816	5,915	15,189
Stranded cost recoveries	228	157	435

Revenue	6,044	6,072	15,624

Geographical area
UK	2,695	2,666	5,334
US	3,349	3,406	10,290

Revenue	6,044	6,072	15,624

National Grid
2009/10 Half Year Financial Information

2. Segmental analysis (continued)
b)    Operating profit – before exceptional items, remeasurements and stranded cost recoveries

			Year ended
			31 March
Six months ended 30 September	2009	2008	2009
	£m	£m	£m

Operating segments – continuing operations
Transmission UK	549	508	1,126
Transmission US	88	83	175
Gas Distribution UK	385	264	672
Gas Distribution US	(132)	10	612
Electricity Distribution and Generation US	169	129	265
Other activities	90	85	65

Operating profit before exceptional items, remeasurements and stranded cost recoveries	1,149	1,079	2,915

Geographical area
UK	1,022	855	1,875
US	127	224	1,040

Operating profit before exceptional items, remeasurements and stranded cost recoveries	1,149	1,079	2,915

c)    Operating profit – after exceptional items, remeasurements and stranded cost recoveries

			Year ended
			31 March
Six months ended 30 September	2009	2008	2009
	£m	£m	£m

Operating segments – continuing operations
Transmission UK	544	503	1,063
Transmission US	86	82	173
Gas Distribution UK	378	251	629
Gas Distribution US	(47)	(205)	226
Electricity Distribution and Generation US	356	232	531
Other activities	87	80	1

Operating profit after exceptional items, remeasurements and stranded cost recoveries	1,404	943	2,623

Geographical area
UK	1,010	843	1,729
US	394	100	894

Operating profit after exceptional items, remeasurements and stranded cost recoveries	1,404	943	2,623

National Grid
2009/10 Half Year Financial Information

2. Segmental analysis (continued)
d)    Total assets

			31 March
As at 30 September	2009	2008	2009
	£m	£m	£m

Operating segments – continuing operations
Transmission UK	10,552	10,948	10,451
Transmission US	2,229	1,906	2,238
Gas Distribution UK	6,393	6,035	6,158
Gas Distribution US	8,736	7,936	10,112
Electricity Distribution and Generation US	6,629	6,042	7,854
Other activities	2,547	2,446	2,289

	37,086	35,313	39,102
Joint ventures – continuing operations	222	111	168
Unallocated	4,546	2,337	5,197

Total assets	41,854	37,761	44,467

Geographical area
UK	18,976	18,859	18,527
US	18,332	16,565	20,743
Unallocated	4,546	2,337	5,197

Total assets	41,854	37,761	44,467

The analysis of total assets includes all attributable goodwill and excludes inter-segment balances. Unallocated total assets comprise cash and cash equivalents, taxation, current financial investments and total derivative financial assets.
e)    Depreciation and amortisation

			Year ended
			31 March
Six months ended 30 September	2009	2008	2009
	£m	£m	£m

Operating segments – continuing operations
Transmission UK	182	174	353
Transmission US	29	22	56
Gas Distribution UK	96	86	177
Gas Distribution US	87	71	172
Electricity Distribution and Generation US	108	86	223
Other activities	86	77	146

Depreciation and amortisation*	588	516	1,127

Geographical area
UK	356	331	679
US	232	185	448

Depreciation and amortisation*	588	516	1,127

* Includes amounts in respect of the amortisation of acquisition-related intangibles (see note 3)

National Grid
2009/10 Half Year Financial Information

3. Exceptional items, remeasurements and stranded cost recoveries
Exceptional items, remeasurements and stranded cost recoveries are items of income and expenditure that, in the judgement of management, should be disclosed separately on the basis that they are material, either by their nature or their size, to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Items of income or expense that are considered by management for designation as exceptional items include such items as significant restructurings, write-downs or impairments of non-current assets, material changes in environmental or decommissioning provisions, integration of acquired businesses, amortisation of acquisition-related intangibles and gains or losses on disposals of businesses or investments.
Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective.
Stranded cost recoveries represent the recovery of historical costs in the US related to generation assets that are no longer owned. Such costs can be recovered from customers as permitted by regulatory agreements.

			Year ended
			31 March
Six months ended 30 September	2009	2008	2009
	£m	£m	£m

Exceptional items – restructuring costs (i)	(48)	(39)	(192)
Exceptional items – environmental related provisions (ii)	(7)	(9)	(78)
Exceptional items – other (iii)	(3)	(3)	(5)
Remeasurements – commodity contracts (iv)	113	(239)	(443)
Stranded cost recoveries (v)	200	154	426
Total exceptional items, remeasurements and stranded cost recoveries included within operating profit	255	(136)	(292)

Remeasurements – commodity contracts (iv)	(1)	2	(2)
Remeasurements – net gains/(losses) on derivative financial instruments (vi)	41	140	(82)
Total exceptional items and remeasurements included within finance costs	40	142	(84)

Total exceptional items, remeasurements and stranded cost recoveries before taxation	295	6	(376)

Exceptional tax item – deferred tax charge arising from change in UK industrial building allowance regime (vii)	-	(40)	(49)
Tax on exceptional items – restructuring costs (i)	17	13	59
Tax on exceptional items – environmental related provisions (ii)	3	4	16
Tax on exceptional items – other (iii)	1	1	2
Tax on remeasurements – commodity contracts (iv)	(45)	94	179
Tax on remeasurements – derivative financial instruments (vi)	(49)	(42)	8
Tax on stranded cost recoveries (v)	(80)	(61)	(170)

Tax on exceptional items, remeasurements and stranded cost recoveries	(153)	(31)	45

Total exceptional items, remeasurements and stranded cost recoveries	142	(25)	(331)

Total exceptional items after taxation	(37)	(73)	(247)
Total commodity contract remeasurements after taxation	67	(143)	(266)
Total derivative financial instrument remeasurements after taxation	(8)	98	(74)
Total stranded cost recoveries after taxation	120	93	256

Total exceptional items, remeasurements and stranded cost recoveries after taxation	142	(25)	(331)

National Grid
2009/10 Half Year Financial Information

3. Exceptional items, remeasurements and stranded cost recoveries (continued)
i)	For the six months ended 30 September 2009 restructuring costs include charges related to the integration of KeySpan of £22m (six months ended 30 September 2008: £19m; year ended 31 March 2009: £53m) and transformation related initiatives of £26m (six months ended 30 September 2008: £5m; year ended 31 March 2009: £68m). Charges in the comparative periods also included planned cost reduction programmes in our UK businesses of £15m for the six months ended 30 September 2008 (year ended 31 March 2009: £21m). For the year ended 31 March 2009 there was an additional charge for the restructuring of our liquefied natural gas (LNG) storage facilities of £50m. On 8 October 2009 we announced plans to outsource elements of our UK shared services organisation and we expect to record the majority of associated costs during the second half of the financial year.

ii)	For the six months ended 30 September 2009 there was an environmental charge of £7m (six months ended 30 September 2008: £9m) relating to US sites. For the year ended 31 March 2009, the UK charge was £37m and the US charge £41m. Within this, £42m was due to significant movements in discount rates arising from reductions in market risk free rates due to economic conditions together with £25m arising from changes in landfill tax legislation in the UK. Costs incurred with respect to US environmental provisions are substantially recoverable from customers.

iii)	For the six months ended 30 September 2009 other costs relate to amortisation charges on acquisition-related intangibles of £3m (six months ended 30 September 2008: £3m; year ended 31 March 2009: £5m).

iv)	Remeasurements – commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred. These movements are comprised of those impacting operating profit which are based on the change in the commodity contract liability and those impacting finance costs as a result of the time value of money.

v)	Stranded cost recoveries include the recovery of some of our historical investments in generating plants that were divested as part of the restructuring and wholesale power deregulation process in New England and New York during the 1990s. Stranded cost recoveries on a pre-tax basis consist of revenue of £228m (six months ended 30 September 2008: £157m; year ended 31 March 2009: £435m) and operating costs of £28m (six months ended 30 September 2008: £3m; year ended 31 March 2009: £9m).

vi)	Remeasurements – net gains/(losses) on derivative financial instruments comprise gains/(losses) arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in equity or which are offset by adjustments to the carrying value of debt. The tax charge on remeasurements includes a £45m adjustment in respect of prior years (year end 31 March 2009: £1m).

vii)	The exceptional tax charge of £40m in the six months ended 30 September 2008 (year ended 31 March 2009: £49m) arose from a change in the UK industrial building allowance regime arising in the 2008 Finance Act. This resulted in an increase in deferred tax liabilities.
4. Finance income and costs

			Year ended
			31 March
Six months ended 30 September	2009	2008	2009
	£m	£m	£m

Interest income on financial instruments	12	54	79
Expected return on pension and other post-retirement benefit plan assets (i)	497	586	1,236

Interest income and similar income	509	640	1,315

Interest expense on financial instruments	(421)	(621)	(1,280)
Interest on pension and other post-retirement benefit plan liabilities	(603)	(588)	(1,250)
Unwinding of discounts on provisions	(39)	(26)	(68)
Less: interest capitalised	50	71	133

Interest expense	(1,013)	(1,164)	(2,465)

Net gains/(losses) on derivative financial instruments and commodity contracts included in remeasurements	40	142	(84)

Interest expense and other finance costs	(973)	(1,022)	(2,549)

Net finance costs	(464)	(382)	(1,234)

Comprising:
Net finance costs excluding exceptional finance costs and remeasurements	(504)	(524)	(1,150)
Exceptional items and remeasurements (see note 3)	40	142	(84)

	(464)	(382)	(1,234)

i) The difference between actual and expected investment return on pension assets is reported as an actuarial gain or loss within the statement of comprehensive income.

National Grid
2009/10 Half Year Financial Information

5. Taxation
The tax charge for the period, excluding tax on exceptional items, remeasurements and stranded cost recoveries is £93m (six months ended 30 September 2008: £125m; year ended 31 March 2009: £517m). The effective tax rate of 14.3% (six months ended 30 September 2008: 22.4%) for the period is based on the best estimate of the weighted average annual income tax rate by jurisdiction expected for the full year. The current period rate reflects the seasonality of earnings following the KeySpan acquisition as well as other discrete items. For the full year we expect the group effective tax rate to be approximately 29%. The actual effective tax rate for the year ended 31 March 2009 was 29.2%.
6. Earnings per share
a) Basic earnings per share

					Year ended	Year ended
					31 March	31 March
Six months ended 30 September	2009	2009	2008	2008	2009	2009
		Earnings		Earnings		Earnings
	Earnings	per share	Earnings	per share	Earnings	per share
	£m	pence	£m	pence*	£m	pence*

Adjusted – continuing operations	554	22.5	431	17.2	1,250	50.4
Exceptional items after taxation	(37)	(1.5)	(73)	(2.9)	(247)	(10.0)
Commodity contract remeasurements after taxation	67	2.7	(143)	(5.7)	(266)	(10.7)
Derivative remeasurements after taxation	(8)	(0.3)	98	3.9	(74)	(2.9)
Stranded cost recoveries after taxation	120	4.9	93	3.7	256	10.3

Continuing operations	696	28.3	406	16.2	919	37.1

Adjusted – discontinued operations	-	-	6	0.2	9	0.4
Gains on disposal of operations after taxation	-	-	11	0.4	16	0.6

Discontinued operations	-	-	17	0.6	25	1.0

Basic	696	28.3	423	16.8	944	38.1

		millions		millions*		millions*

Weighted average number of shares – basic		2,458		2,506		2,480

b) Diluted earnings per share

					Year ended	Year ended
					31 March	31 March
Six months ended 30 September	2009	2009	2008	2008	2009	2009
		Earnings		Earnings		Earnings
	Earnings	per share	Earnings	per share	Earnings	per share
	£m	pence	£m	pence*	£m	pence*

Adjusted diluted – continuing operations	554	22.4	431	17.1	1,250	50.1
Exceptional items after taxation	(37)	(1.5)	(73)	(2.9)	(247)	(9.9)
Commodity contract remeasurements after taxation	67	2.7	(143)	(5.7)	(266)	(10.7)
Derivative remeasurements after taxation	(8)	(0.3)	98	3.9	(74)	(3.0)
Stranded cost recoveries after taxation	120	4.8	93	3.7	256	10.3

Diluted – continuing operations	696	28.1	406	16.1	919	36.8

Adjusted diluted – discontinued operations	-	-	6	0.2	9	0.4
Gains on disposal of operations after taxation	-	-	11	0.4	16	0.6

Diluted – discontinued operations	-	-	17	0.6	25	1.0

Diluted	696	28.1	423	16.7	944	37.8

		millions		millions*		millions*

Weighted average number of shares – diluted		2,473		2,523		2,497

* Earnings per share data for comparative periods have been restated, in accordance with IAS 33, to reflect the impact of the additional 24.7 million ordinary shares issued as a scrip dividend on 19 August 2009.

National Grid
2009/10 Half Year Financial Information

7. Dividends
The following table shows the dividends paid to equity shareholders:

						Year	Year
						ended	ended
						31 March	31 March
Six months ended 30 September	2009	2009	2009	2008	2008	2009	2009

			Settled
	pence	Total	via scrip	pence	Total	pence	Total
	per share	£m	£m	per share	£m	per share	£m

Ordinary dividends
Final - year ended 31 March 2008	-	-	-	21.30	531	21.30	531
Interim - year ended 31 March 2009	-	-	-	-	-	12.64	307
Final - year ended 31 March 2009	23.00	557	137	-	-	-	-

	23.00	557	137	21.30	531	33.94	838

The Directors are proposing an interim dividend of 13.65p per share that would absorb approximately £336m of shareholders’ equity to be paid in respect of the year ending 31 March 2010. A scrip dividend will be offered as an alternative.
8. Reconciliation of net cash flow to movement in net debt

			Year ended
			31 March
Six months ended 30 September	2009	2008	2009
	£m	£m	£m

(Decrease)/ increase in cash and cash equivalents	(370)	(21)	538
Decrease in financial investments	(507)	(814)	(99)
Decrease/(increase) in borrowings and related derivatives (i)	112	(17)	(1,641)
Net interest paid on the components of net debt	468	407	956

Increase in net debt resulting from cash flows	(297)	(445)	(246)
Changes in fair value of financial assets and liabilities and exchange movements	1,404	(1,103)	(3,625)
Net interest charge on the components of net debt	(414)	(567)	(1,161)

Movement in net debt (net of related derivative financial instruments) in the period	693	(2,115)	(5,032)
Net debt (net of related derivative financial instruments) at start of period	(22,673)	(17,641)	(17,641)

Net debt (net of related derivative financial instruments) at end of period	(21,980)	(19,756)	(22,673)

i) The decrease in borrowings and related derivatives for the six months ended 30 September 2009 comprises proceeds received from loans issued of £0.9bn less payments to repay loans of £0.7bn and movement in short-term borrowings and derivative settlements of £0.3bn.
9. Net debt

			31 March
At 30 September	2009	2008	2009
	£m	£m	£m

Cash and cash equivalents	359	148	737
Bank overdrafts	(16)	-	(17)

Net cash and cash equivalents	343	148	720
Financial investments	1,669	1,265	2,197
Borrowings (excluding bank overdrafts)	(25,493)	(21,504)	(26,776)

	(23,481)	(20,091)	(23,859)

Net debt related derivative financial assets	2,299	924	2,126
Net debt related derivative financial liabilities	(798)	(589)	(940)

Net debt (net of related derivative financial instruments)	(21,980)	(19,756)	(22,673)

National Grid
2009/10 Half Year Financial Information

10. Commitments and contingencies

			31 March
At 30 September	2009	2008	2009
	£m	£m	£m

Future capital expenditure contracted for but not provided	1,698	1,286	1,626
Commitments under non-cancellable operating leases	841	818	946
Energy purchase commitments (i)	3,488	2,766	3,645
Guarantees (ii)	1,196	970	1,202
Other commitments and contingencies (iii)	670	246	644

Comparatives have been restated to present items on a basis consistent with the current period classification.
i)	Commodity contracts that do not meet the normal purchase, sale or usage criteria and hence are accounted for as derivative contracts are recorded at fair value and incorporated in other non-current assets, trade and other receivables, trade and other payables and other non-current liabilities. At 30 September 2009 these amounted to £196m (30 September 2008: £64m; 31 March 2009: £310m).

ii)	Details of the guarantees entered into by the Company or its subsidiary undertakings at 30 September 2009 are shown below:
a)	a guarantee in respect of Ravenswood Unit 40 financing amounting to approximately £375m. This expires in 2040;
b)	a letter of support of obligations under a shareholders’ agreement relating to the interconnector project between Britain and the Netherlands amounting to approximately £261m. This expires in 2010;
c)	guarantees of certain obligations in respect of the UK Grain LNG Import Terminal amounting to approximately £188m. These run for varying lengths of time, expiring between now and 2028;
d)	a guarantee amounting to approximately £120m of half of the obligations of the interconnector project between Britain and the Netherlands. This expires in 2010;
e)	guarantees of the liabilities of a metering subsidiary under meter operating contracts amounting to £53m. These are ongoing;
f)	an uncapped guarantee, for which the maximum liability is estimated at £40m, to The Crown Estates in support of the transfer of the interconnector between France and England to National Grid Interconnectors Limited as part of the Licence to Assign Lease. This is ongoing;
g)	letters of credit in support of gas balancing obligations amounting to £26m, lasting for less than one year;
h)	guarantees of £14m relating to certain property obligations. The bulk of these expire by December 2025;
i)	collateral of £15m to secure syndicate insurance obligations which are evergreen;
j)	guarantees in respect of a former associate amounting to £14m, the bulk of which relates to its obligations to supply telecommunications services. These are open-ended; and
k)	other guarantees amounting to £90m arising in the normal course of business and entered into on normal commercial terms. These guarantees run for varying lengths of time.
iii)	Includes commitments largely relating to gas purchasing and property remediation of £640m (30 September 2008: £195m; 31 March 2009: £615m).
In last year’s Annual Report and Accounts we reported a decision by the Gas and Electricity Markets Authority (GEMA) (the “Decision”) to levy on us a fine of £41.6 million for a breach of the UK Competition Act 1998 in respect of term contracts with gas suppliers entered into by our UK metering services business in 2004. We also noted that we had appealed the Decision to the Competition Appeal Tribunal (the “Tribunal”). On 29 April 2009, the Tribunal overturned the Decision in part and reduced the fine to £30 million but upheld the original Decision in part. The Court of Appeal has granted us leave to appeal the Tribunal’s decision both on points of law and as to the amount of the penalty.
As at the date of this announcement, we remain of the view that an outflow of economic benefits is not probable, and as a result, no provision has been made in these accounts either for the reduced fine of £30 million, or for any other possible financial impact of the ruling.
In October 2008, we informed Ofgem that our mains replacement activity carried out within the UK’s West Midlands Alliance partnership may have been misreported. National Grid and Ofgem jointly appointed Ernst & Young to carry out a full investigation to determine the extent of the issue. At present it is too early to determine the likely outcome of the investigation and any potential consequences.
In May 2007, KeySpan received a civil investigative demand from the Antitrust Division of the United States Department of Justice (DoJ), requesting the production of documents and information relating to its investigation of competitive issues in the New York City electricity capacity market prior to the Company’s acquisition of KeySpan. The civil investigative demand is a request for information in the course of an investigation and does not constitute the commencement of legal proceedings, and no specific allegations have been made against KeySpan. In April 2008, KeySpan received a second civil investigative demand in connection with this matter. KeySpan believes that its activity in the capacity market has been consistent with all applicable laws and regulations and it continues to cooperate fully with the investigation. Since July 2009, KeySpan and the DoJ have entered discussions that could potentially lead to a settlement of this matter.

National Grid
2009/10 Half Year Financial Information

11. Exchange rates
The consolidated results are affected by the exchange rates used to translate the results of its US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

			Year ended
			31 March
30 September	2009	2008	2009

Closing rate applied at period end	1.60	1.78	1.44
Average rate applied for the period	1.55	1.92	1.54

12. Related party transactions
There were no significant changes in the nature and size of related party transactions for the period to those disclosed in the financial statements for the year ended 31 March 2009.
13. Principal risks and uncertainties
The principal risks and uncertainties which could affect National Grid for the remaining six months of the financial year are disclosed in the Annual Report and Accounts 2008/09 (‘Annual Report’). A list of the significant risks is provided on page 40 of the Annual Report, and the risks are then disclosed in more detail on pages 97 to 99, and pages 166 to 172. Our overall risk management process is designed to identify, manage, and mitigate our business risks, including financial risks. Our assessment of the principal risks and uncertainties and our risk management processes have not changed since the year end.

National Grid
2009/10 Half Year Financial Information

Statement of Directors’ Responsibilities
The half year report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
The Directors confirm that the financial information has been prepared in accordance with IAS 34 as adopted by the European Union, and that the half year report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.
The Directors of National Grid plc are as listed in the National Grid plc Annual Report for the year ended 31 March 2009 with the exception of Bob Catell who retired from the Board on 27 July 2009.
By order of the Board

Steve Holliday	Steve Lucas
18 November 2009	18 November 2009

Chief Executive Officer	Finance Director

National Grid
2009/10 Half Year Financial Information

Independent review report to National Grid plc
Introduction
We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2009, which comprises the consolidated income statement, statement of comprehensive income, balance sheet, statement of changes in equity, cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Directors’ responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
As disclosed in note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.
Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
PricewaterhouseCoopers LLP
Chartered Accountants
London
18 November 2009